February 14, 2020

BY EDGAR

Ms. SiSi Cheng

Mr. Kevin Stertzel

Office of Manufacturing

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Sony Corporation Form 20-F for Fiscal Year Ended March 31, 2019 Filed June 18, 2019 File No. 001-06439

Dear Ms. Cheng and Mr. Stertzel:

On behalf of our client Sony Corporation (together with its consolidated subsidiaries referred to as “Sony” or “Sony Group”), we set forth herein responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), contained in its letter dated January 15, 2020, on Sony’s Annual Report on Form 20-F for the fiscal year ended March 31, 2019.

Ms. SiSi Cheng
Mr. Kevin Stertzel, p. 2

Form 20-F for Fiscal Year Ended March 31, 2019

Financial Statements

Summary of Significant Accounting Policies

Revenue Recognition, page F-20

1. We note your disclosure that revenues in the HE&S, IP&S, MC and Semiconductors segments are recognized when (or as) performance obligations are satisfied. Please address the following and revise your disclosures as appropriate:

• Clarify the nature of the performance obligations in your contracts. Reference ASC 606-10-50-12.

Response:

Sony respectfully acknowledges the Staff’s request to clarify the nature of the performance obligations in Sony’s contracts.

ASC 606-10-50-12 requires an entity to “disclose information about its performance obligations in contracts with customers, including a description of all of the following:

a.	When the entity typically satisfies its performance obligations (for example, upon shipment, upon delivery, as services are rendered, or upon completion of service) including when performance obligations are satisfied in a bill-and-hold arrangement;

b.	The significant payment terms (for example, when payment typically is due, whether the contract has a significant financing component, whether the consideration amount is variable, and whether the estimate of variable consideration is typically constrained in accordance with paragraphs 606- 10-32-11 through 32-13);

c.	The nature of the goods or services that the entity has promised to transfer, highlighting any performance obligations to arrange for another party to transfer goods or services (that is, if the entity is acting as an agent);

d.	Obligations for returns, refunds, and other similar obligations; and

e.	Types of warranties and related obligations.”

Sony respectfully notes for the Staff that within the HE&S, IP&S, MC and Semiconductors segments, Sony is mainly engaged in the sale of various kinds of electronic equipment, instruments and devices to customers, including retailers and distributors. The performance obligations in contracts within the HE&S, IP&S, MC and Semiconductors segments in the fiscal years ended March 31, 2018 and March 31, 2019 are primarily the delivery of a promised good. The performance obligation to deliver a promised good is satisfied at a point in time upon delivery of the promised good. The remainder of the performance obligations in contracts within the HE&S, IP&S, MC and Semiconductors segments, which represents less than 10% of total revenue for these segments, is primarily the provision of internet broadband network services to subscribers that is recognized over the subscription period.

In response to the Staff’s comments, Sony plans to clarify in future filings that the performance obligations in contracts for these segments are primarily to deliver various kinds of electronic equipment, instruments and devices to customers, as disclosed in the last section of this response letter.

Ms. SiSi Cheng
Mr. Kevin Stertzel, p. 3

• If applicable, specify which performance obligations are recognized over time. In addition, please clarify your methods used to measure progress and why the methods reflect a faithful depiction of the transfer of the services. Reference ASC 606-10-50-17 and 18.

Response:

Sony respectfully acknowledges the Staff’s request to (a) specify which performance obligations are recognized over time, if applicable, and (b) clarify methods used to measure progress and why the methods reflect a faithful depiction of the transfer of services.

ASC 606-10-50-17 requires an entity to “disclose the judgments, and changes in the judgments, made in applying the guidance in [ASC 606] that significantly affect the determination of the amount and timing of revenue from contracts with customers. In particular, an entity [is required to] explain the judgments, and changes in the judgments, used in determining both of the following:

a.	The timing of satisfaction of performance obligations (see paragraphs 606-10-50-18 through 50-19); and

b.	The transaction price and the amounts allocated to performance obligations (see paragraph 606-10-50-20).”

ASC 606-10-50-18 requires an entity to disclose, for performance obligations that an entity satisfies over time, “both of the following:

a.	The methods used to recognize revenue (for example, a description of the output methods or input methods used and how those methods are applied); and

b.	An explanation of why the methods used provide a faithful depiction of the transfer of goods or services.”

Sony respectfully notes for the Staff that the performance obligations in contracts within the HE&S, IP&S MC and Semiconductors segments that are satisfied over time, as described above, primarily include the provision of internet broadband network services to subscribers. Revenues from such subscription fees are recognized over the subscription period.

In response to the Staff’s comments, Sony plans to add in future filings a description of the performance obligations satisfied over time, as disclosed in the next section of this response letter.

Ms. SiSi Cheng
Mr. Kevin Stertzel, p. 4

• Specify which performance obligations are recognized at a point in time. In addition, please clarify the particular point when revenue is recognized. Reference ASC 606-10-50-17 and 19.

Response:

Sony respectfully acknowledges the Staff’s request to (a) specify which performance obligations are recognized at a point in time and (b) clarify the particular point when revenue is recognized.

ASC 606-10-50-17 requires an entity to “disclose the judgments, and changes in the judgments, made in applying the guidance in [ASC 606] that significantly affect the determination of the amount and timing of revenue from contracts with customers. In particular, an entity [is required to] explain the judgments, and changes in the judgments, used in determining both of the following:

a.	The timing of satisfaction of performance obligations (see paragraphs 606-10-50-18 through 50-19); and

b.	The transaction price and the amounts allocated to performance obligations (see paragraph 606-10-50-20).”

ASC 606-10-50-19 requires an entity to disclose, for performance obligations satisfied at a point in time, “the significant judgments made in evaluating when a customer obtains control of promised goods or services.”

Sony respectfully advises the Staff that the performance obligations in contracts for the HE&S, IP&S, MC and Semiconductors segments are primarily satisfied, and the revenues from such performance obligations are recognized, at the point in time at which we deliver the applicable electronic equipment, instrument or device to the applicable customer. With respect to sales contracts that contain a customer acceptance provision, revenues are recognized when the customer accepts the promised good or when a deemed acceptance occurs by lapse of time.

In response to the Staff’s comments, Sony plans to disclose the following description in future filings:

“Performance obligations in contracts for the EP&S and I&SS segments* are primarily to deliver various kinds of electronic equipment, instruments and devices to customers. Revenues from these performance obligations are generally recognized when a promised good is delivered to a customer. However, if the sales contract contains a customer acceptance provision, then revenues are recognized when the customer accepts the promised good or when a deemed acceptance occurs by lapse of time. Revenues are also recognized over time, primarily from the provision of internet broadband network services to subscribers over the subscription period. Revenues are recognized net of anticipated returns and sales incentives.”

Ms. SiSi Cheng
Mr. Kevin Stertzel, p. 5

* From the first quarter of the fiscal year ending March 31, 2020, the former Home Entertainment & Sound, Imaging Products & Solutions and Mobile Communications segments have been realigned as the Electronics Products & Solutions (“EP&S”) segment, and the former Semiconductors segment has been renamed the Imaging & Sensing Solutions (“I&SS”) segment.

If you have questions or require additional information, please do not hesitate to contact me at (212) 225-2286.

Very truly yours,

/s/ Adam E. Fleisher
Adam E. Fleisher

cc:	Mr. Hiroki Totoki, Senior Executive Vice President and Chief Financial Officer
Sony Corporation